Exhibit 21.1

Subsidiaries of Assembly Biosciences, Inc.

Subsidiaries	Jurisdiction of Incorporation
Assembly Pharmaceuticals, Inc.	Delaware
Assembly Biosciences Ireland Limited	Ireland
Assembly Biosciences Ireland Limited (Australian Branch)	Ireland
ASMB Microbiome China Holdco Limited	Ireland
ASMB HBV China Holdco Limited	Ireland
Assembly Biotechnology Development (Shanghai) Co, Ltd.	China
Assembly Biosciences Cayman	Cayman Islands